# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JBG SMITH Properties, CIK 0001689796
CUSIP: 46590V100
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 4747 Bethesda Avenue, Suite 200, Bethesda, Maryland (MD), 20814
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001499066

## Reporting persons
- Long Pond Capital, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,867,406; sole dispositive power 0; shared dispositive power 3,867,406; aggregate amount beneficially owned 3,867,406 (5.29% of the class)
- Long Pond Capital GP, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,867,406; sole dispositive power 0; shared dispositive power 3,867,406; aggregate amount beneficially owned 3,867,406 (5.29% of the class)
- John Khoury: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: New Brunswick Canada (A3); sole voting power 0; shared voting power 3,867,406; sole dispositive power 0; shared dispositive power 3,867,406; aggregate amount beneficially owned 3,867,406 (5.29% of the class)

## Item 1. Issuer
Name of issuer: JBG SMITH Properties
Address of issuer's principal executive offices: 4747 BETHESDA AVENUE, SUITE 200, BETHESDA, MD, 20814

## Item 2. Person Filing
Name of person filing:
Long Pond Capital, LP ("Long Pond LP")
Long Pond Capital GP, LLC ("Long Pond LLC")
John Khoury ("Mr. Khoury")
Address of principal business office or, if none, residence: 527 Madison Avenue, 15th Floor, New York, NY 10022
Citizenship: Long Pond LP is a limited partnership organized under the laws of the State of Delaware.Long Pond LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Khoury is the principal of Long Pond LP and is a Canadian citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 3,867,406
Percent of class: 5.29%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,867,406
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,867,406

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain funds to which Long Pond LP serves as investment manager have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Long Pond Capital, LP: John Khoury, John Khoury / Authorized Person (08/13/2025)
- Long Pond Capital GP, LLC: John Khoury, John Khoury / Authorized Person (08/13/2025)
- John Khoury: John Khoury, John Khoury / Self (08/13/2025)